Exhibit 99.2

Condensed Consolidated Interim Financial Statements of

(Unaudited)

neptune WELLNESS SOLUTIONS Inc.

For the three-month and six-month periods ended September 30, 2020 and 2019 neptune WELLNESS SOLUTIONS inc.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

Financial Statements

Condensed Consolidated Interim Statements of Financial Position	1
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss	2
Condensed Consolidated Interim Statements of Changes in Equity	3
Condensed Consolidated Interim Statements of Cash Flows	5
Notes to Condensed Consolidated Interim Financial Statements	6

neptune WELLNESS SOLUTIONS inc.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As at September 30, 2020 and March 31, 2020

	September 30,	March 31,
	2020	2020
Assets

Current assets:
Cash and cash equivalents	$9,089,029	$16,577,076
Short-term investment	24,032	36,000
Trade and other receivables	22,400,059	10,793,571
Prepaid expenses	3,561,634	2,296,003
Inventories (note 5)	21,609,305	9,092,538
	56,684,059	38,795,188

Property, plant and equipment	63,659,677	60,028,574
Right-of-use assets	1,151,263	1,386,254
Intangible assets	21,034,519	25,518,287
Goodwill (note 4)	40,269,896	42,333,174
Tax credits recoverable	184,470	184,470
Deferred tax assets	172,339	—
Other asset (note 10)	270,000	530,000
Total assets	$183,426,223	$168,775,947

Liabilities and Equity

Current liabilities:
Trade and other payables	$16,175,786	$12,451,669
Lease liabilities	460,408	450,125
Loans and borrowings (note 6)	3,232,732	3,180,927
Deferred revenues	250,909	17,601
Provisions (note 7)	1,596,273	1,115,703
	21,716,108	17,216,025

Lease liabilities	888,823	1,141,314
Long-term payables	278,202	555,440
Deferred tax liabilities	2,058,878	5,015,106
Other liability (note 13)	2,450,696	1,217,769
Total liabilities	27,392,707	25,145,654

Equity:
Share capital (note 8)	257,528,865	213,876,454
Warrants (note 8 (e))	22,014,403	18,597,776
Contributed surplus	70,641,663	69,173,313
Accumulated other comprehensive income	2,650,743	5,517,376
Deficit	(196,802,158)	(163,534,626)
Total equity	156,033,516	143,630,293

Commitments and contingencies (note 11)
Subsequent events (note 15)
Total liabilities and equity	$183,426,223	$168,775,947

See accompanying notes to unaudited condensed consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

	Three-month periods ended		Six-month periods ended
	September 30, 2020	September 30, 2019	September 30, 2020 (1)	September 30, 2019

Revenue from sales and services	$28,308,364	$6,021,177	$39,214,637	$10,010,675
Royalty revenues	378,119	348,306	694,647	690,169
Other revenues	—	142,798	24,236	172,445
Total revenues (note 12)	28,686,483	6,512,281	39,933,520	10,873,289

Cost of sales	(33,238,654)	(6,503,606)	(41,229,266)	(11,576,789)
Gross profit (loss)	(4,552,171)	8,675	(1,295,746)	(703,500)

Research and development expenses, net of tax credits and grants of ($2,273) and $16,227 (2019 - ($53,999) and ($33,947))	(566,117)	(540,950)	(1,001,069)	(883,286)
Selling, general and administrative expenses (note 11 (b)(iv))	(18,433,852)	(16,781,456)	(31,288,734)	(22,111,321)
Loss from operating activities	(23,552,140)	(17,313,731)	(33,585,549)	(23,698,107)

Finance income	13,416	63,966	31,059	82,803
Finance costs	(154,716)	(4,320,136)	(290,359)	(4,434,196)
Foreign exchange gain (loss)	(944,601)	767,685	(2,283,793)	744,188
	(1,085,901)	(3,488,485)	(2,543,093)	(3,607,205)
Loss before income taxes	(24,638,041)	(20,802,216)	(36,128,642)	(27,305,312)

Income tax recovery	2,797,920	27,409	2,861,110	78,356
Net loss	(21,840,121)	(20,774,807)	(33,267,532)	(27,226,956)

Other comprehensive income (loss)
Unrealized gains (losses) on investment (note 10)	(370,001)	2,994,340	(260,000)	2,795,458
Net change in unrealized foreign currency losses on translation of net investments in foreign operations	(1,055,154)	(705,451)	(2,606,633)	(705,451)
Total other comprehensive income (loss)	(1,425,155)	2,288,889	(2,866,633)	2,090,007

Total comprehensive loss	$(23,265,276)	$(18,485,918)	$(36,134,165)	$(25,136,949)

Basic and diluted loss per share	$(0.20)	$(0.23)	$(0.31)	$(0.32)

Basic and diluted weighted average number of common shares	111,044,790	90,278,908	106,796,307	85,542,521

(1)	Refer to note 14 - Restatement of prior period figures.

See accompanying notes to unaudited condensed consolidated interim financial statements.

NEPTUNE WELLNESS SOLUTIONS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the six-month periods ended September 30, 2020 and 2019

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Total
Balance at March 31, 2020	99,338,135	$213,876,454	$18,597,776	$69,173,313	$2,078,497	$3,438,879	$(163,534,626)	143,630,293

Net loss for the period	–	–	–	–	–	–	(33,267,532)	(33,267,532)
Other comprehensive loss for the period	–	–	–	–	(260,000)	(2,606,633)	–	(2,866,633)
Total comprehensive loss for the period	–	–	–	–	(260,000)	(2,606,633)	(33,267,532)	(36,134,165)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 9)	–	–	–	6,151,967	–	–	–	6,151,967
Warrants in exchange of services rendered by non-employees (note 8 (e))	–	–	3,416,627	–	–	–	–	3,416,627
Share options exercised (note 8 (a))	2,753,435	7,521,017	–	(2,241,075)	–	–	–	5,279,942
DSUs released (note 8 (b))	13,641	62,499	–	(62,499)	–	–	–	–
RSUs released, net of tax (note 8 (c))	239,360	1,727,626	–	(2,255,462)	–	–	–	(527,836)
Restricted shares issued (note 8 (d))	29,733	124,581	–	(124,581)	–	–	–	–
At-The-Market Offering, net of issuance costs (note 8 (f))	5,411,649	18,210,042	–	–	–	–	–	18,210,042
Direct Offering, net of issuance costs (note 8 (g))	4,773,584	16,006,646	–	–	–	–	–	16,006,646
Total contributions by and distribution to equity holders	13,221,402	43,652,411	3,416,627	1,468,350	–	–	–	48,537,388

Balance at September 30, 2020	112,559,537	$257,528,865	$22,014,403	$70,641,663	$1,818,497	$832,246	$(196,802,158)	$156,033,516

See accompanying notes to unaudited condensed consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Condensed Consolidated Interim Statements of Changes in Equity, Continued

(Unaudited)

For the six-month periods ended September 30, 2020 and 2019

	Attributable to equity holders of the Corporation
					Accumulated
	Share Capital				other comprehensive
					income (loss)
	Number	Dollars	Warrants	Contributed surplus	Investment in equity instruments	Cumulative translation account	Deficit	Total
Balance at March 31, 2019	79,987,292	$131,083,698	$648,820	$39,165,706	$758,066	$—	$(102,671,364)	68,984,926

Net loss for the period	–	–	–	–	–	–	(27,226,956)	(27,226,956)
Other comprehensive income (loss) for the period	–	–	–	–	2,795,458	(705,451)	–	2,090,007
Total comprehensive income (loss) for the period	–	–	–	–	2,795,458	(705,451)	(27,226,956)	(25,136,949)

Transactions with equity holders recorded directly in equity
Contributions by and distribution to equity holders
Share-based payment transactions (note 9)	–	–	–	8,736,029	–	–	–	8,736,029
Warrants exercised (note 8 (e))	750,000	3,176,320	(648,820)	–	–	–	–	2,527,500
Share options exercised (note 8 (a))	210,826	463,741	–	(128,540)	–	–	–	335,201
DSUs released (note 8 (b))	213,192	328,940	–	(328,940)	–	–	–	—
Private placement, net of issuance costs (note 8 (h))	9,415,910	51,461,205	–	–	–	–	–	51,461,205
Provisions settled in shares (note 8 (i))	600,000	3,312,000	–	–	–	–	–	3,312,000
Business acquisition (notes 4 and 8 (j))	1,587,301	7,966,970	–	20,589,908	–	–	–	28,556,878
Total contributions by and distribution to equity holders	12,777,229	66,709,176	(648,820)	28,868,457	–	–	–	94,928,813

Balance at September 30, 2019	92,764,521	$197,792,874	$—	$68,034,163	$3,553,524	$(705,451)	$(129,898,320)	$138,776,790

See accompanying notes to unaudited condensed consolidated interim financial statements.

neptune wellness solutions inc.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

	Three-month periods ended		Six-month periods ended
	September 30,	September 30,	September 30,	September 30,
	2020	2019	2020	2019

Cash flows used in operating activities:
Net loss for the period	$(21,840,121)	$(20,774,807)	$(33,267,532)	$(27,226,956)
Adjustments:
Depreciation of property, plant and equipment	913,602	772,385	1,819,286	1,429,640
Amortization of right-of-use assets	104,294	93,373	209,160	170,218
Amortization of intangible assets	1,773,641	1,266,995	3,521,852	1,616,570
Stock-based compensation (note 9)	2,654,403	7,879,103	6,151,967	8,736,029
Non-employee compensation related to warrants (note 8 (e))	2,541,861	—	3,416,627	—
Recognition of deferred revenues	—	—	—	(23,634)
Net finance expense	141,300	4,256,170	259,300	4,351,393
Realized foreign exchange loss (gain)	144,612	(444,886)	907,983	(448,386)
Net loss on sale of property, plant and equipment	(3,484)	—	(3,484)	—
Withholding taxes paid pursuant to the settlement of non-treasury RSUs (note 8 (c))	(239,381)	—	(527,836)	—
Income taxes recovery	(2,797,920)	(27,409)	(2,861,110)	(78,356)
	(16,607,193)	(6,979,076)	(20,373,787)	(11,473,482)
Changes in operating assets and liabilities	(15,150,196)	(2,335,547)	(21,818,110)	(4,000,500)
	(31,757,389)	(9,314,623)	(42,191,897)	(15,473,982)
Cash flows used in investing activities:
Maturity of short-term investment	—	—	12,000	12,000
Interest received	13,416	63,966	31,059	82,803
Acquisition of a subsidiary, net of cash acquired (note 4)	—	(15,770,400)	—	(15,770,400)
Acquisition of property, plant and equipment	(1,856,019)	(3,031,916)	(3,289,833)	(4,962,250)
Acquisition of intangible assets	(105,167)	(94,742)	(113,302)	(170,433)
	(1,947,770)	(18,833,092)	(3,360,076)	(20,808,280)
Cash flows from financing activities:
Variation of the bank line of credit	—	(1,980,000)	—	(620,000)
Repayment of loans and borrowings	(3,250,000)	(2,689,274)	(6,500,000)	(2,957,132)
Increase in long-term debt, net of finance costs	3,224,097	—	6,500,000	—
Payment of lease liabilities	(115,294)	(94,319)	(222,637)	(176,023)
Interest paid	(90,817)	(113,436)	(226,460)	(198,262)
Private placement (note 8 (h))	—	53,970,867	—	53,970,867
Proceeds from the issuance of shares through an At-The-Market Offering (note 8 (f))	—	—	19,045,446	—
Proceeds from the issuance of shares through Direct Offering (note 8 (g))	17,089,372	—	17,089,372	—
Issuance of shares costs (notes 8 (f), (g) and (h))	(1,074,295)	(2,509,662)	(1,918,130)	(2,509,662)
Proceeds from exercise of warrants (note 8 (e))	—	—	—	2,527,500
Proceeds from exercise of options (note 8 (a))	1,921,354	137,149	5,279,942	335,201
	17,704,417	46,721,325	39,047,533	50,372,489
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies	(413,665)	450,145	(983,607)	453,645
Net increase (decrease) in cash and cash equivalents	(16,414,407)	19,023,755	(7,488,047)	14,543,872
Cash and cash equivalents as at April 1, 2020 and 2019	25,503,436	5,339,468	16,577,076	9,819,351
Cash as at September 30, 2020 and 2019	$9,089,029	$24,363,223	$9,089,029	$24,363,223

See accompanying notes to unaudited condensed consolidated interim financial statements.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

1.	Reporting entity:

Neptune Wellness Solutions Inc. (the "Corporation" or "Neptune") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)). The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3. The condensed consolidated financial statements of the Corporation comprise the Corporation and its subsidiaries, Biodroga Nutraceuticals Inc. ("Biodroga"), SugarLeaf Labs, Inc. ("SugarLeaf"), 9354-7537 Québec Inc., Neptune Holding USA, Inc., Neptune Health & Wellness Innovation, Inc., Neptune Forest, Inc., Neptune Ocean, Inc., Neptune Growth Ventures, Inc., 9418-1252 Québec Inc. and Neptune Wellness Brands Canada, Inc.

Neptune is a diversified and fully integrated health and wellness company. Through its flagship consumer-facing brands, Forest Remedies™ and Ocean Remedies™, Neptune is redefining health and wellness by building a broad portfolio of natural, plant-based, sustainable and purpose-driven lifestyle brands and consumer packaged goods products in key health and wellness markets, including hemp, nutraceuticals, personal care and home care. Neptune’s corporate headquarters is located in Laval, Quebec, with a 50,000 square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.

2.	Basis of preparation:
(a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), on a basis consistent with those accounting policies followed by the Corporation in the most recent audited consolidated annual financial statements, except as otherwise disclosed in note 3. Certain information, in particular the accompanying notes, normally included in the consolidated annual financial statements prepared in accordance with IFRS, has been omitted or condensed. Accordingly, the condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended March 31, 2020.

The condensed consolidated interim financial statements were approved by the Board of Directors on November 15, 2020.

(b)	Basis of measurement:

The condensed consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Share-based compensation transactions which are measured pursuant to IFRS 2, Share-Based Payment (note 9);
•	Acquisition of SugarLeaf including the acquired assets and liabilities and the related contingent consideration (note 4); and
•	Financial asset which is measured at fair value (note 10).

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no little observable market data, therefore requiring entities to develop their own assumptions.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

(c)	Functional and presentation currency:

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the functional currency of the parent company.

(d)	Use of estimates and judgments:

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

•

Assessing the recognition of contingent liabilities, which requires judgment in evaluating whether there is a probable outflow of economic benefits that will be required to settle matters subject to litigation (notes 7 and 11);

•	Assessing if performance criteria on options and DSU will be achieved in measuring the stock-based compensation expense (note 8);
•	Assessing the fair value of services rendered in exchange of warrants (note 8 (e));
•

Assessing the recognition period to be used in recording stock-based compensation that is based on market and non-market conditions, as well as bonuses that are based on achievement of market capitalization targets (notes 9 and 13);

•	Assessing the indicators for the determination of the Corporation being a principal or an agent in a revenue transaction; and
•	Assessing the criteria for recognition of tax assets.

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Estimating the recoverable amount of non-financial assets;
•	Estimating the fair value of bonus and options that are based on market and non-market conditions (note 9); and
•	Estimating the litigation provision as it depends upon the outcome of proceedings (note 7).
3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these condensed consolidated interim financial statements are the same as those applied by the Corporation in its consolidated financial statements for the year ended March 31, 2020.

No new standards and interpretations were adopted during the six-month period ended September 30, 2020.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

(a)	Basis of consolidation:

Subsidiaries

The Corporation’s wholly-owned subsidiaries and their jurisdiction of incorporation are as follows:

Subsidiary	Jurisdiction of Incorporation
Biodroga Nutraceuticals Inc.	Quebec
SugarLeaf Labs, Inc.	Delaware (with a Certificate of Authority to operate in North Carolina)
Neptune Holding USA, Inc.	Delaware
9354-7537 Québec Inc.	Quebec
Neptune Health and Wellness Innovation, Inc.	Delaware
Neptune Forest, Inc.	Delaware
Neptune Ocean, Inc.	Delaware
Neptune Growth Ventures, Inc.	Delaware
9418-1252 Québec Inc.	Quebec
Neptune Wellness Brands Canada, Inc.	Quebec
(b)	Revenue:

Sale of products:

Revenue from the sale of goods in the course of ordinary activities is recognized at a point in time when control of the assets is transferred to the customer. The Corporation transfers control generally on shipment of the goods or in some cases, upon reception by the customer. Revenue is measured based on the consideration the Corporation expects to be entitled to receive in exchange of assets as specified in contracts with customers. Revenue is presented net of returns.

Processing services:

The Corporation is involved in the extraction, purification and formulation of health and wellness products. Revenue earned on processing services is recognized as the services are rendered in accordance with contractual terms, recovery of the consideration is probable and the amount of revenue can be measured reliably. The Corporation recognizes revenue from processing services in proportion to the stage of completion of the service at the reporting date. The stage of completion is assessed based on surveys of work performed. For some arrangements in which the Corporation is entitled to non-cash consideration, revenue is measured at the fair value of exchanged assets as specified in contracts with customers. All related production costs are expenses as incurred.

Principal versus agent arrangements:

The Corporation may be involved with other parties, including suppliers of products, in providing goods or services to a customer when it enters into revenue transactions for the sale of products that it does not manufacture. In these instances, the Corporation must determine whether it is a principal in these transactions by evaluating the nature of its promise to the customer. The Corporation is a principal (and, therefore, records revenue on a gross basis) if it controls a promised good before transferring that good to the customer. On the other hand, the Corporation records revenue as the net amount that it retains for its services when it does not meet the criteria to be considered a principal for accounting purposes.

4.	Acquisition of SugarLeaf Labs:

On July 24, 2019, Neptune completed the acquisition of the assets of SugarLeaf. Neptune paid an initial consideration for SugarLeaf of $23,737,370 (US $18,062,220), a combination of $15,770,400 (US $12,000,000) in cash and $7,966,970 (US $6,062,220) or 1,587,301 in common shares. Additionally, by achieving certain annual adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA"), and other performance targets, earnouts could reach $173,474,400 (US $132,000,000). A portion of the earnout was to be paid by the issuance of a fixed number of shares upon the achievement of certain performance targets. The three additional earnout payments were to be paid over the next three years with a combination of cash or common shares, with at least 50% in cash.

At the acquisition date, the Corporation recorded $114,965,763 as contingent consideration, which represented its fair value at the date of acquisition, net of the initial consideration paid. Of the total contingent consideration, an amount of $20,589,908 was classified as contributed surplus, representing the fair value at the date of acquisition of the fixed number of shares that are required to be issued upon the achievement of certain performance targets. The contingent consideration classified as contributed surplus is not remeasured and settlement

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019 is accounted for in equity. Contingent consideration of $94,375,855 was classified as a liability representing the present value of the expected payout in cash or a variable number of common shares for the earnouts of the next three years.

The acquisition was accounted for using the acquisition method with the results of the operations of SugarLeaf being included in the consolidated financial statements since the date of acquisition.

The following table summarizes the purchase price of the acquisition, the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date:

Assets acquired
Trade and other receivables	$151,178
Inventories	1,130,965
Property and equipment	2,007,322
Right-of-use asset	499,797
Customer relationships	9,173,116
Farmer relationships	12,208,918
25,171,296

Liabilities assumed
Trade and other payables	$125,956
Lease liability	522,843
648,799

Net assets acquired	24,522,497

Goodwill	115,746,998

Gross purchase consideration	$140,269,495

Less: Settlement of pre-existing relationship	(1,566,362)

Purchase price	$138,703,133

Consist of:
Cash	$15,770,400
Common shares	7,966,970
Contingent consideration - Classified as a liability	94,375,855
Contingent consideration - Classified as contributed surplus	20,589,908
Purchase price	$138,703,133

Through SugarLeaf, Neptune establishes a U.S.-based hemp extract supply chain, gaining a 24,000 square foot facility located in North Carolina. SugarLeaf's cold ethanol processing facility uses hemp cultivated by licensed American growers to yield high-quality full and broad-spectrum hemp extracts.

Neptune and SugarLeaf were parties to a pre-existing agreement under which Neptune made prepayments for the purchase of product from SugarLeaf of $1,566,362. The pre-existing relationship was effectively terminated when Neptune acquired SugarLeaf.

Acquisition-related costs for the year ended March 31, 2020 of $2,210,727 were excluded from the consideration transferred and were recognized as an expense within selling, general and administrative expenses in the condensed consolidated statement of loss and comprehensive loss.

The fair value, as well as the gross amount of the trade accounts receivable amounted to $151,178 of which a negligible amount was expected to be uncollectible at the acquisition date.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

The contingent consideration classified as a liability was required to be remeasured at fair value at each reporting date. The fair value of the contingent liability was remeasured as at March 31, 2020 to nil (refer to note 10 (b)(iii)). The fair value was determined considering revised expected earnout payments, discounted at 15.0% for payments to be paid in cash (16.0% at acquisition) and 20.0% for payments to be paid in cash or in shares (26.3% at acquisition). The changes to the fair value was recognized in the statement of loss for the year ended March 31, 2020.

The goodwill recognized in connection with the acquisition was primarily attributable to synergies with existing business and other intangibles that do not qualify for separate recognition including assembled workforce.

An impairment test of goodwill is performed on an annual basis, or more frequently if an impairment indicator is triggered. Impairment is determined by assessing the recoverable amount of the group of cash-generating unit ("CGU") to which goodwill is allocated and comparing it to the CGUs’ carrying amount. For the purpose of impairment testing, this represents the lowest level within the Corporation at which the goodwill is monitored for internal management purposes. During the year ended March 31, 2020, the Corporation recorded impairment losses.

5.	Inventories:

	September 30,	March 31,
	2020	2020

Raw materials	$8,637,809	$5,065,731
Work in progress	7,931,635	2,790,815
Finished goods	4,425,662	553,828
Supplies and spare parts	614,199	682,164
	$21,609,305	$9,092,538

6.	Loans and borrowings:

During the year ended March 31, 2020, a subsidiary of the Corporation closed a revolving line of credit with a large Canadian financial institution for an amount of $5,000,000 to support its operations. As at September 30, 2020, the subsidiary of the Corporation has drawn banker’s acceptances for $3,000,000 with maturity dates from October 28 to October 30, 2020. The banker’s acceptances bear interest at banker’s acceptances rate at issuance plus 2.45%. In addition, a bank loan of $250,000 at prime rate plus 1.45% was also in use as at September 30, 2020. Amounts presented in the condensed consolidated financial position are net of transaction costs of $17,268 as at September 30, 2020 ($69,073 as at March 31, 2020).

The revolving line of credit expired on November 6, 2020. The financial institution agreed to extend the same terms and conditions until December 31, 2020 for renewal negotiation.

7.	Provisions:
(a)

During the year ended March 31 ,2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Corporation’s former chief executive officer (a “Former CEO”) against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Corporation had also filed a counterclaim against a Former CEO disputing the validity and interpretation of certain clauses contained in the Agreement and claiming the repayment of certain amounts previously paid to a Former CEO pursuant to the terms of the Agreement. Under the terms of the Agreement, it was alleged by a Former CEO that annual royalties be payable to a Former CEO, with no limit to its duration, of 1% of the sales and other revenues made by Neptune; the interpretation of which was challenged by the Corporation.

Pursuant to the judgment rendered on March 21, 2019, which Neptune has appealed, the Court ruled in favour of a Former CEO and rejected the counterclaim filed by the Corporation. As a result, the Court awarded a Former CEO payments determined by the Court to be owed under the Agreement of 1% of all sales and revenues of the Corporation incurred since March 1, 2014, which final payments remain to be determined taking into account interest, judicial costs and other expenses. The Court also declared that, pursuant to the terms of the Agreement, the royalty payments of 1% of the future sales and other revenue made by the Corporation on a consolidated basis are to be payable by the Corporation to a Former CEO biannually, but only to the extent that the cost of the royalty would not cause the

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

Corporation to have a negative earnings before interest, taxes and amortization (in which case, the payments would be deferred to the following fiscal year).

A litigation provision of $2,130,074 was recorded in the consolidated statement of financial position in the year ended March 31, 2019 to cover the estimated cost of the judgement in accordance with the ruling above, including legal and administrative proceedings, and also estimated legal fees for the appeal. During the three-month and six-month periods ended September 30, 2019, the Corporation paid $911,374 and $1,202,666 respectively related to the portion of the judgment not contested by Neptune and also paid legal fees for the appeal. During the three-month and six-month periods ended September 30, 2020, an additional amount of $266,674 and $480,570 (2019 - $59,787 and $140,745) respectively has been recorded as provision for royalties payments on sales for this period consolidated revenues and as expenses related to the litigation. As at September 30, 2020, the provision recorded for this litigation is totalling $1,596,273 ($1,115,703 as at March 31, 2020).

The timing of cash outflows of litigation provision is uncertain as it depends upon the outcome of the appeal. Management does not believe it is possible to make assumptions on the evolution of the cases beyond the issuance date of the financial statements.

On May 17, 2019, the Corporation’s Motion for leave to appeal was presented to a judge of the Québec Court of Appeal, who expressed the opinion that the Corporation could appeal without necessity of obtaining leave. In order to ensure the protection of the Corporation’s rights, the judge deferred the motion to the panel who will hear the merits of the appeal. The Corporation filed its appeal factum on July 30, 2019 and a Former CEO filed his appeal on September 30, 2019. The hearing is scheduled in February 2021.

(b)

In addition to the above, a Former CEO of the Corporation was claiming the payment of approximately $8,500,000 and the issuance of equity instruments for severance entitlements under his employment contract terminated in April 2014. On May 10, 2019, Neptune announced a settlement regarding these claims. Pursuant to the agreement, Neptune agreed to issue 600,000 common shares from treasury (in accordance with securities regulation) and transfer 2,100,000 shares of Acasti held by the Corporation to a Former CEO. In addition, Neptune agreed to reimburse nominal legal fees.

As at March 31, 2019, a provision of $5,834,502 was recorded in the consolidated statement of financial position relating to this settlement. During the six-month period ended September 30, 2019, the 2,100,000 shares in Acasti held by the Corporation were transferred and the 600,000 common shares from treasury were issued to a Former CEO. Neptune received full and final release on all claims in connection with this case.

8.	Capital and other components of equity:
(a)	Share options exercised:

During the six-month period ended September 30, 2020, Neptune issued 2,753,435 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.92 per common share, including 25,000 common shares issued upon exercise of market performance options, for a total cash consideration of $5,279,942.

During the six-month period ended September 30, 2019, Neptune issued 210,826 common shares of the Corporation upon exercise of options at a weighted average exercise price of $1.59 per common share for a total cash consideration of $335,201.

(b)	DSUs released:

During the six-month period ended September 30, 2020, Neptune issued 13,641 common shares of the Corporation to former members of the Board of Directors at a weighted average price of $4.58 per common share for past services.

During the six-month period ended September 30, 2019, Neptune issued 213,192 common shares of the Corporation to former Chief Executive Officer at a weighted average price of $1.54 per common share for past services.

(c)	RSUs released:

During the six-month period ended September 30, 2020, Neptune issued 239,360 common shares of the Corporation to the CEO as part of his employment agreement at a weighted average price of $5.80 per common share. Withholding taxes of $527,836 were paid pursuant to the issuance of these RSUs resulting in the Corporation not issuing an additional 149,529 RSUs.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

(d)	Restricted Shares:

During the six-month period ended September 30, 2020, Neptune issued 29,733 common shares of the Corporation to employees at a weighted average price of $4.19 per common share for past services.

(e)	Warrants:

The warrants of the Corporation are composed of the following as at September 30, 2020 and March 31, 2020:

			September 30,			March 31,
			2020			2020
	Number	Number		Number	Number
	outstanding	vested	Amount	outstanding	vested	Amount

Warrants IFF (i)	2,000,000	500,000	$748,069	2,000,000	—	$388,281
Warrants AMI (ii)	4,175,000	3,869,122	21,266,334	4,175,000	3,300,000	18,209,495
	6,175,000	4,369,122	$22,014,403	6,175,000	3,300,000	$18,597,776

(i)

During the year ended March 31, 2020, Neptune granted 2,000,000 warrants with an exercise price of US$12.00 expiring on November 7, 2024. The warrants, granted in exchange for services to be rendered by nonemployees, vest in four equal biannual installments, starting on May 7, 2020. As at September 30, 2020, the fair value of the services to be rendered has been estimated using the fair value of the warrants using the Black-Scholes option pricing model to be $1,076,503 of which $173,311 and $359,788 were recognized, respectively, as an expense during the three-month and six-month periods ended September 30, 2020 under the selling, general and administrative expenses in the condensed consolidated financial statements of loss and comprehensive loss. The Corporation used a risk-free rate of 1.70%, a volatility of 81% and a contractual life of 5 years in the model. Each quarter-end, the fair value of the non vested warrants will be revaluated.

(ii)

During the year ended March 31, 2020, Neptune granted 4,175,000 warrants with an exercise price of US$8.00 expiring on October 3, 2024 and February 5, 2025. The warrants, granted in exchange for services to be rendered by non-employees, vest proportionally to the services rendered. The fair value of the warrants is based on the fair value of the services which are reliably measurable. The fair value has been estimated to $22,896,246 (US$16.7 million) of which $2,368,550 and $3,056,839 was recognized, respectively, as an expense during the three-month and six-month periods ended September 30, 2020.

During the six-month period ended September 30, 2019, Neptune issued 750,000 common shares of the Corporation for warrants exercised for a total cash consideration of $2,527,500.

(f)	At-The-Market Offering:

During the year ended March 31, 2020, Neptune entered into an Open Market Sale Agreement with Jefferies LLC pursuant to which the Corporation may from time to time sell, through at-the-market (ATM) offerings with Jefferies LLC acting as sales agent, such common shares as would have an aggregate offer price of up to $70,310,000 (US$50,000,000).

During the six-month period ended September 30, 2020, the Corporation issued a total of 5,411,649 shares through the ATM program over the NASDAQ stock market, for gross proceeds of $19,045,446 and net proceeds of $18,210,042. The 3% commissions paid and transaction costs amounted to $835,404. The shares were sold at the prevailing market prices which resulted in an average of approximately US$2.53 per share.

(g)	Direct Offering:

During the six-month period ended September 30, 2020, the Corporation issued 4,773,584 common shares at an offering price of US$2.65 per share for gross proceeds of $17,089,372 and net proceeds of $16,006,646. The offering expense and deducting costs amounted to $1,082,726.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

(h)	Private placement:

During the six-month period ended September 30, 2019, Neptune completed a private placement of 9,415,910 common shares of the Corporation at a purchase price of US$4.40 per common share for total gross proceeds to the Corporation of $53,970,867 (US$41,430,004). Total issue costs related to this transaction amounted to $2,509,662 and were recorded against share capital.

(i)	Provision and liability settled in shares:

During the six-month period ended September 30, 2019, Neptune issued 600,000 common shares of the Corporation to a Former CEO of the Corporation as part of a settlement regarding severance entitlements under his employment contract terminated in April 2014 (refer to note 7 (b)).

(j)	SugarLeaf Acquisition:

During the six-month period ended September 30, 2019, as part of the initial consideration paid for the acquisition of SugarLeaf, Neptune issued 1,587,301 common shares of the Corporation for total consideration of $ $7,966,970, representing the fair value of the common shares at the date of acquisition (refer to note 4).

9.   Share-based payments:

At September 30, 2020, the Corporation had the following share-based payment arrangements:

(a)	Corporation stock option plan:
(i)	Stock option plan:

The Corporation has established a stock option plan for directors, employees and consultants. Awards under the plan grants a participant the right to purchase a certain number of Common Shares, subject to certain conditions described below, at an exercise price equal to at least 100% of the Market Price (as defined below) of the Common Shares on the grant date. The “Market Price” of Common Shares as of a particular date shall generally mean the volume weighted average trading price of the Common Shares (VWAP), calculated by dividing the total value by the total volume of Common Shares traded for a relevant period on the TSX (and if listed on more than one stock exchange, then the highest of such closing prices) during the last ten (10) Business Days prior to the Grant Date (10-day VWAP).

The terms and conditions for exercising options and purchasing the underlying Common Shares are set by the Board of Directors, and subject to, among others, the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimum vesting period of 18 months with gradual and equal acquisition vesting on no less than a quarterly basis; the Corporation can issue a number of Common Shares not exceeding 25% of the number of Common Shares issued and outstanding at the time of any grant pursuant to the stock option plan; the total number of Common Shares issuable to a single holder pursuant to the stock option plan cannot exceed 20% of the Corporation’s total issued and outstanding Common Shares at the time of the grant, with the maximum of 2% for any one consultant.

The number and weighted average exercise prices of stock options are as follows:

		2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2020 and 2019	$2.50	8,042,427	$2.02	9,651,085
Granted	2.88	316,080	5.98	1,247,939
Exercised (note 8 (a))	1.92	(2,728,435)	1.59	(210,826)
Forfeited	5.59	(549,670)	2.07	(524,295)
Options outstanding at September 30, 2020 and 2019	$2.50	5,080,402	$2.52	10,163,903

Options exercisable at September 30, 2020 and 2019	$2.64	1,974,021	$2.09	4,371,376

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

				2020

	Options outstanding		Exercisable options
	Weighted
	remaining		Weighted	Weighted
	contractual	Number of	number of	average
Exercise	life	options	options	exercise
price	outstanding	outstanding	exercisable	price

$1.24 - $1.85	2.35	392,904	242,904	$1.30
$1.86 - $2.05	2.00	2,880,668	649,668	1.98
$2.06 - $2.36	1.25	713,909	688,909	2.16
$2.37 - $4.48	4.40	531,841	40,761	3.79
$4.49 - $6.65	4.81	561,080	351,779	5.57
	2.48	5,080,402	1,974,021	$2.64

The fair value of options granted with no performance conditions has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted to employees during the periods ended:

	Six-month period ended September 30, 2020	Six-month period ended September 30, 2019

Exercise price	$2.88	$5.98
Dividend	‒	‒
Risk-free interest	0.46%	1.53%
Estimated life (years)	3.74	4.40
Expected volatility	98.65%	61.95%

The weighted average fair value of the options granted to employees during the six-month period ended September 30, 2020 is $1.73 (2019 - $2.57). No options were granted to a non-employee for past services during the three-month and six-month period ended September 30, 2020 (2019 – 75,000).

Stock-based compensation recognized under this plan amounted to $124,777 and $599,154, respectively, for the three-month and six-month periods ended September 30, 2020 (2019 - $1,619,334 and $2,524,986).

(ii)	Non-market performance options:

During the year ended March 31, 2020, the Corporation granted 3,500,000 non-market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of non-market performance conditions within the following ten years. These non-market performance options required the approval of amendments to the stock option plan in the previous shareholders meeting and therefore the fair value of these options was revaluated on the shareholders meeting date. None of these non-market performance options vested during the three-month and six-month periods ended September 30, 2020.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

The number and weighted average exercise prices of non-market performance options are as follows:

	2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2020 and 2019	$5.90	3,500,000	$—	—
Granted	—	—	5.90	3,500,000
Options outstanding at September 30, 2020 and 2019	$5.90	3,500,000	$5.90	3,500,000

The fair value of the CEO non-market performance options granted in the comparative period has been estimated according to the Black-Scholes option pricing model based at the grant date using the following assumptions for options:

Six-month period ended September 30, 2019

Exercise price	$5.90
Dividend	—
Risk-free interest	1.59%
Estimated life (years)	10
Expected volatility	69.00%

The expected volatility was based on historical volatility of the Corporation’s stock.

The weighted average fair value of the non-market performance options granted to the CEO during the six-month period ended September 30, 2019 was $4.86.

The fair value at grant date is $17,011,365 and the period over which the expense is being recognized was initially estimated to be 9.7 years. During the year ended March 31, 2020, management revised the estimated probability of achievement of the non-market performance conditions. The last tranche is not expected to vest, and the recognition of the expense related to the two first tranches is now estimated to be over a longer number of years, ranging from 7.7 to 9.7 years from grant date. During the three-month and six-month periods ended September 30, 2020, management determined that there were no changes in the estimated vesting dates compared to March 31, 2020.

Stock-based compensation recognized under this plan amounted to $282,798 and $642,336, respectively, for the three-month and six-month periods ended September 30, 2020 (2019 - $1,012,735 for the three-month and six-month periods).

(iii)	Market performance options:

During the year ended March 31, 2020, the Corporation granted 5,500,000 market performance options under the Corporation stock option plan at an exercise price of US$4.43 per share to the new CEO, expiring on July 8, 2029. These options vest after the attainment of market performance conditions within the following ten years. Some of these market performance options required the approval of amendments to the stock option plan in the previous shareholders meeting and therefore the fair value of these options was revaluated on the shareholders meeting date. As at September 30, 2020, 750,000 market performance options had vested.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

The number and weighted average exercise prices of market performance options are as follows:

	2020		2019
	Weighted		Weighted
	average		average
	exercise	Number of	exercise	Number of
	price	options	price	options

Options outstanding at April 1, 2020 and 2019	$5.86	5,525,000	$1.55	25,000
Granted	—	—	5.88	5,500,000
Exercised (1) (note 8 (a))	1.55	(25,000)	—	—
Options outstanding at September 30, 2020 and 2019	$5.88	5,500,000	$5.86	5,525,000

Options exercisable at September 30, 2020 and 2019	$5.80	750,000	$5.66	775,000
(1)	Remaining options of a previous grant expiring on October 16, 2020.

The fair value of market performance options granted in the comparative period has been estimated according to a risk-neutral Monte Carlo simulation pricing model based on the grant date following assumptions for options granted to the CEO:

Six-month period ended September 30, 2019

Exercise price	$5.88
Dividend	‒
Risk-free interest	1.69%
Estimated life (years)	10
Expected volatility	68.13%

The expected volatility was based on the historical volatility of the Corporation’s stock.

The weighted average fair value of the non-market performance options granted to the CEO during the six-month period ended September 30, 2019 was $4.29.

The fair value at grant date was $23.6 million and the period over which the expense is being recognized is 9.78 years and is recognized regardless of whether the market conditions are achieved.

Stock-based compensation recognized under this plan amounted to $778,932 and $1,549,398, respectively, for the three-month and six-month periods ended September 30, 2020 (2019 – $716,840 for the three-month and six-month periods).

(b)	Deferred Share Units, Restricted Share Units and Restricted Shares:

The Corporation has established an equity incentive plan for employees, directors and consultants of the Corporation. The plan provides for the issuance of restricted share units, performance share units, restricted shares, deferred share units and other share-based awards, subject to restricted conditions as may be determined by the Board of Directors. Upon fulfillment of the restricted conditions, as the case may be, the plan provides for settlement of the awards outstanding through shares.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

(i) Deferred Share Units (“DSUs”):

The number and weighted average share prices of DSUs are as follows:

	2020		2019
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	DSUs	price	DSUs

DSUs outstanding at April 1, 2020 and 2019	$2.60	48,313	$1.56	448,387
Granted	2.38	41,960	6.65	3,759
Forfeited	—	—	1.63	(73,840)
Released through the issuance of common shares (note 8 (b))	4.58	(13,641)	1.54	(213,192)
DSUs outstanding at September 30, 2020 and 2019	$2.13	76,632	$1.68	165,114

DSUs exercisable at September 30, 2020 and 2019	$1.80	41,980	$1.56	161,355

Of the 76,632 DSUs outstanding as at September 30, 2020, 6,596 DSUs vested upon achievement of performance conditions, 41,960 DSUs vested upon services to be rendered during a period of twelve months from date of grant and 28,076 vested DSUs were granted for past services. The fair value of the DSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period.

The weighted average fair value of the DSUs granted during the six-month period ended September 30, 2020 was $2.14 (2019 - $6.65).

Stock-based compensation recognized under this plan amounted to $29,285 and $56,645, respectively, for the three-month and six-month periods ended September 30, 2020 (2019 - $7,202 and ($41,524)).

(ii) Restricted Share Units (“RSUs”):

As part of the employment agreement of the CEO, the Corporation granted RSUs which vest over three years in 36 equal instalments. The fair value of the RSUs is determined to be the share price at the date of grant and is recognized as stock-based compensation, through contributed surplus, over the vesting period. The fair value of the RSUs granted during the year ended March 31, 2020 was $5.80 per unit.

The number and weighted average share prices of RSUs are as follows:

	2020		2019
	Weighted		Weighted
	average		average
	share	Number of	share	Number of
	price	RSUs	price	RSUs

RSUs outstanding at April 1, 2020 and 2019	$5.80	2,099,998	$—	—
Granted	3.86	150,000	5.80	2,800,000
Released through the issuance of common shares (note 8 (c))	5.80	(239,360)	—	—
Withheld as payment of withholding taxes (note 8 (c))	5.80	(149,529)	—	—
RSUs outstanding at September 30, 2020 and 2019	$5.65	1,861,109	$5.80	2,800,000

RSUs exercisable at September 30, 2020 and 2019	$5.80	77,778	$5.80	233,333

Stock-based compensation recognized under this plan amounted to $1,437,911 and $3,157,319, respectively, for the three-month and six-month periods ended September 30, 2020 (2019 - $4,522,992 for the three-month and six-month periods).

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

(iii) Restricted Shares:

During the six-month period ended September 30, 2020, the Corporation granted restricted shares to employees for past services. The fair value of the restricted shares is determined to be the higher of the 10-day VWAP on TSX and Nasdaq prior to the date of grant and is recognized as stock-based compensation, through contributed surplus on date of release.

The number and weighted average share prices of restricted shares are as follows:

	2020
	Weighted
	average
	share	Number of
	price	Restricted Shares

Restricted shares outstanding at April 1, 2020	$—	—
Granted	4.19	35,111
Forfeited	4.19	(1,590)
Released through the issuance of common shares (note 8 (d))	4.19	(29,733)
Restricted shares outstanding at September 30, 2020	$4.19	3,788

Restricted shares exercisable at September 30, 2020	$4.19	3,788

Stock-based compensation recognized under this plan amounted to nil and $147,115, respectively, for the three-month and six-month periods ended September 30, 2020.

10.	Financial instruments:

Financial assets and liabilities measured at fair value on a recurring basis are the investment in Acasti Pharma Inc. (“Acasti”).

As at September 30, 2020, the Corporation has 1,000,000 common shares of Acasti (1,000,000 as at March 31, 2020). The investment is measured using Acasti’s stock market price, a level 1 input. The fair value of the investment in Acasti was determined to be $270,000 or $0.27 per share as at September 30, 2020 ($530,000 or $0.53 per share as at March 31, 2020). The net change in fair value of the investment amounted to a $370,001 and $260,000 loss, respectively, for the three-month and six-month period ended September 30, 2020 (2019 - $2,994,340 and $2,795,458 loss) and was recognized in other comprehensive income (loss).

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The carrying value of the short-term investment also approximates its fair value given the short-term maturity of the reinvested funds. For variable rate loans and borrowings, the fair value is considered to approximate the carrying amount.

The fair value of the fixed rate loans and borrowings and long-term payable is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of these instruments approximates the carrying amounts and was measured using level 3 inputs.

11.	Commitments and contingencies:
(a)	Commitments:
(i)

On November 2, 2017, Neptune has entered into an exclusive commercial agreement for a speciality ingredient in combination with cannabinoids coming from cannabis or hemp for a period of 11 years with minimum annual volumes of sales starting in 2019. On January 31, 2020, Neptune has entered into other commercial agreements for the same speciality ingredient in combination with fish oil products for a period of 8 years in replacement of a previous terminated agreement. According to these agreements signed with the same third party, Neptune will pay royalties on sales. To maintain the exclusivity, Neptune must reach minimum annual volumes of sales for the duration of the agreements for which minimum volumes are being reached. The corresponding total remaining amount of minimum royalties is $5,244,015.

(ii)

On December 21, 2018, Neptune entered into a 5 year IP licencing and capsule agreement with Lonza. All royalties based on net sales of capsules greater than the minimum volume requirements will be recorded as incurred in cost of goods sold.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

(iii)	As of September 30, 2020, Neptune has purchase commitments in the approximate amount of $819,860 related to projects that are capital in nature.
(iv)

During the year ended March 31, 2019, the Corporation has entered into a contract for security of its cannabis manufacturing facility. This contract will give rise to annual expense of approximately $172,000 for the next 5 years. The Corporation also entered into a contract for EU GMP consultation and various other contracts. The remaining commitment related to those contracts amounts to $1,357,601.

(v)	As at September 30, 2020, the Corporation has signed agreements with various partners to execute research and development projects for a total remaining amount of $578,876.
(vi)

On April 14, 2020, the Corporation signed a two-year agreement with The Jane Goodall Institute (“JGI”) in which Neptune agreed to donate 5% of the net sales of products branded as Forest Remedies with the JGI identification to support continued research, conservation and education efforts. In the six-month period ended September 30, 2020, the donations on sales are negligeable.

(b)	Contingencies:

In the normal course of operations, the Corporation is involved in various claims and legal proceedings. The most significant of which are as follows:

(i)

On March 21, 2019, the Corporation received a judgment from the Superior Court of Québec (the “Court”) regarding certain previously disclosed claims made by a corporation controlled by a Former CEO against the Corporation in respect of certain royalty payments alleged to be owed and owing to a Former CEO pursuant to the terms of an agreement entered into on February 23, 2001 between Neptune and a Former CEO (the “Agreement”). The Court declared that under the terms of the agreement, the Corporation should pay royalties of 1% of its revenues in semi-annual instalments, for an unlimited period. Some of the terms of this agreement are being disputed. Based on currently available information, a provision of $1,596,273 has been recognized (refer to note 7 (a)) for this claim as of September 30, 2020 ($1,115,703 as at March 31, 2020).

(ii)

The Corporation initiated arbitration in August 2014 against a krill oil customer that owed approximately $4,928,030 (US$3,700,000). The full amount of trade receivable was written-off in February 2015. This customer is counterclaiming a sum in damages. During the year ended March 31, 2019, the counterclaim amount was amended to $191 million (AUD$201 million). The Corporation intends to continue to pursue its claim for unpaid receivable and to vigorously defend against this amended counterclaim. Arbitration for the hearing occurred in July 2019. The Corporation is waiting for the arbitral award. Based on currently available information, no provision has been recognised for this case as at September 30, 2020.

(iii)

In October 2020, the Corporation submitted a claim and demand for arbitration against Peter M. Galloway and PMGSL Holdings, LLC (collectively the “Respondents”) in accordance with the Asset Purchase Agreement (“APA”) dated April 9, 2019 between, among others, Neptune and the Respondents. The claim is related to the purchase by the Corporation of substantially all of the assets of the predecessor entities of PMGSL Holdings, LLC. The Corporation is claiming, among other things, breach of contract and negligent misrepresentation by the Respondents in connection with the APA and is seeking, among other things, equitable restitution and any and all damages recoverable under law. Subsequently, the Respondents filed their own claim and demand for arbitration against Neptune. The Respondents are claiming, among other things, breaches of the APA relating to earn-out payments and breaches of Mr. Galloway’s employment agreement. The Corporation is contesting the Respondents’ claims and, based on currently available information, no provision has been recognised for this case as at September 30, 2020.

(iv)

In July 2020, the Corporation experienced a cybersecurity incident which was reported to the authorities. The Corporation paid an amount to the threat actor in exchange for destruction of the data held by the threat actor. In addition, Neptune also incurred other costs associated with this cybersecurity incident, including legal fees, investigative fees, costs of communications with affected customers and credit monitoring services provided to the Corporation’s current and former employees. The Corporation expects to continue to incur costs associated with maintaining appropriate security measures and otherwise complying with its obligations. The expenses related to this cybersecurity incident totaled $1,983,286 in the three-month and six-month periods ended September 30, 2020 and are recorded under selling, general and administrative expenses in the condensed consolidated interim statement of loss and comprehensive loss. Neptune will continue to evaluate its protection and monitoring on a regular basis to reduce attacks and future risk of cyber incidents. The Corporation has no indication of improper use of any of the data of the Corporation or personal information of its employees in connection with this cybersecurity incident, however there can be no assurances that the Corporation will not face future contingencies.

The outcome of these claims and legal proceedings against the Corporation cannot be determined with certainty and is subject to future resolution, including the uncertainties of litigation.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

12.	Operating segments:

In prior periods, the Corporation’s reportable segments were the nutraceutical and the cannabis segments. The nutraceutical segment offered turnkey solutions including services such as raw material sourcing, formulation, quality control and quality assurance primarily for omega-3 and hemp-derived ingredients under different delivery forms such as softgels, capsules and liquids. In the cannabis segment, Neptune provided extraction and purification services from cannabis and hemp biomass. The Corporation also offered formulation and manufacturing solutions for value added product forms such as tinctures, sprays, topicals, vapor products and edibles and beverages.

During the six-month period ended September 30, 2020, the Corporation revised its management structure and performance is no longer measured based on segment income (loss) before corporate expenses in internal management reports that are reviewed by the Corporation’s Chief Operating Decision Maker, as management believes that such information is no longer relevant in evaluating the results of the Corporation.

As opposed to a change in reportable segments where the comparatives for the previous period would be restated to show the results of the comparative period according to the new reportable segments, there is no need to restate the comparatives, nor show the reportable segments, as the Corporation’s Chief Operating Decision Maker uses the consolidated statement of financial position and the consolidated statement of loss and comprehensive loss to evaluate the results of the Corporation.

Geographical information:

Revenue is attributed to geographical locations based on the origin of customers’ location.

	Three-month period	Three-month period
	ended September 30, 2020	ended September 30, 2019
	Total revenues	Total revenues

Canada	$7,996,507	$3,432,324
United States	20,645,716	3,049,443
Other countries	44,260	30,514
	$28,686,483	$6,512,281

	Six-month period	Six-month period
	ended September 30, 2020 (1)	ended September 30, 2019
	Total revenues	Total revenues

Canada	$14,886,200	$5,031,919
United States	25,003,060	5,810,856
Other countries	44,260	30,514
	$39,933,520	$10,873,289
(1)	Refer to note 14 - Restatement of prior period figures.

13.	Related parties:

On November 11, 2019, Neptune announced that it entered into a collaboration agreement with International Flavors & Fragrances Inc. (“IFF”) to co-develop hemp-derived products for the mass retail and health and wellness markets. App Connect Service, Inc. (“App Connect”), a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune, is also a party to the agreement to provide related branding strategies and promotional activities.

Under this strategic product development partnership, IFF will leverage its intellectual property for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation intellectual property to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and household cleaning products markets.

NEPTUNE wellness solutions INC.

Notes to Condensed Consolidated Interim Financial Statements, Continued

(Unaudited)

For the three-month and six-month periods ended September 30, 2020 and 2019

Neptune will be responsible for the marketing and sale of the products. Neptune will receive amounts from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products. The payment of royalties to App Connect, subject to certain conditions, has been approved by the TSX.

During the six-month period ended September 30, 2020, the Corporation recorded a negligeable amount of royalty expense pursuant to the co-development contract. No royalties were paid to date.

According to the employment agreement with the CEO, a long-term incentive of $19,978,500 (US$15 million) is payable if the Corporation’s US market capitalization is at least $1.3 billion (US$1 billion) during its term agreement. Based on the risk-neutral Monte Carlo simulation, the Corporation could reach this market capitalization in 6.18 years and therefore the incentive is being recognized over the estimated period to achievement of 6.18 years. The assumptions used in the simulation include a risk free-rate of 0.69% and a volatility of 62.32%. The payable related to this long-term incentive is $2,450,696 as at September 30, 2020 ($1,217,769 as at March 31, 2020). In the three-month and six-month periods ended September 30, 2020, an expense of $414,297 and $1,232,927 respectively was recorded in connection with the long-term incentive under selling, general and administrative expenses in the condensed consolidated statement of loss and comprehensive loss.

14.	Restatement of prior period figures:

The Corporation has restated its results for the three-month period ended June 30, 2020, as it concluded that it did not meet the conditions for recognition of revenue as a principal for a significant transaction completed during the three-month period ended June 30, 2020, pursuant to the guidance of IFRS 15, Revenue Recognition. There is no impact on the net loss in the condensed consolidated interim statement of loss and comprehensive loss resulting from this restatement.

The impact of this restatement is as follow:

	Previously reported	Effect of restatement	Amended

Consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2020
Revenue from sales and services	$21,363,252	$(10,116,215)	$11,247,037
Cost of sales	(18,106,827)	10,116,215	(7,990,612)

This restatement did not impact the Corporation’s cash and cash equivalent amounts and reported amounts of operating, investing and financing activities within the consolidated interim statements of cash flows for the three-month period ended June 30, 2020 or the statement of financial position as at June 30, 2020.

15.	Subsequent events:
(a)	On October 5, 2020, the Corporation reduced its headcount by 25% to focus on business initiatives and to accelerate profitability with less focus on long-term, asset heavy investments.

(b)

On October 20, 2020, Neptune entered into definitive agreements with certain US healthcare focused institutional investors for a private placement of 16,203,700 common shares and 10,532,401 warrants to purchase 10,532,401 common shares at an offering price of US$2.16 per share for gross proceeds of approximately US$35 million before deducting fees and other estimated offering expenses (the "Private Placement"). Each warrant will entitle the holder thereof to acquire one common share at an exercise price of US$2.25 per share for a period beginning on April 22, 2021 through October 22, 2025.

(c)

On October 30, 2020, Neptune entered into a letter of credit facility with Perceptive Advisors to provide the Corporation with up to US$45 million to support the fulfillment of large purchase orders placed by a customer. The product is being sourced by Neptune from an overseas supplier. Neptune is not paying a fee for the establishment of this facility but will incur a fee of 2.5% on any funds actually drawn under the facility.